United States
                        Securities and Exchange Commission
                            Washington,  D.C.  20549

                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                (Amendment No._____)*


                           SEROLOGICALS CORPORATION
-----------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, Par Value $0.01
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                         (Title of Class of Securities)

                                  817523 10 3
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                                 (CUSIP Number)

                            Harold J. Tenoso, Ph.D.
                            Serologicals Corporation
                         780 Park North Blvd., Ste. 110
                              Clarkston, GA  30021
                                 (404) 296-5595
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 28, 1997
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.

Check the following box if a fee is being paid with the statement /__/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D

CUSIP No.  817523 10 3                               Page 2 of 5


1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

                                 Harold J. Tenoso, Ph.D.

2.  Check the Appropriate Box if a Member of a Group        (a) /__/  (b) /__/

3.  SEC Use Only

4.  Source of Funds
                                 Not Applicable

5.  Check Box if Disclosure of Legal Proceedings Is Required Pursuant To Items
    2(d) or 2(e)      /__/

6.  Citizenship or Place of Organization
                                 United States

Number of Shares Beneficially Owned by Each Reporting Person With:
    7.  Sole Voting Power        845,613
    8.  Shared Voting Power          -0-
    9.  Sole Dispositive Power   845,613
   10.  Shared Dispositive Power     -0-


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                 845,613

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares /__/

13.  Percent of Class Represented by Amount in Row 11
                                 5.6%

14.  Type of Reporting Person    IN



                                 SCHEDULE 13D

Item 1.  Security and Issuer

         This filing relates to the common stock, $.01 par value (the "Common Stock") of Serologicals Corporation (the "Company"). The address of the principal executive offices of the Company is 780 Park North Blvd., Suite 110, Clarkston, GA 30021.

Item 2.  Identity and Background

          (a)  This Schedule 13D is being filed by Harold J. Tenoso, Ph.D.
          (b) (c) and (f) Dr. Tenoso is the President and Chief Executive Officer of the Company, whose business address is listed in Item 1. above. Dr. Tenoso is a citizen of the United States.
          (d) and (e) During the past five years, Dr. Tenoso has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds

          Dr. Tenoso's beneficial ownership is substantially attributable to employee stock options ("Options") held by him of which 734,238 were issued pursuant to his employment agreement and of which 190,875 were issued under the Company's 1994 Omnibus Incentive Plan ("Omnibus Plan"). The 7,500 shares of Common Stock held directly by Dr. Tenoso were purchased June 14, 1995 in the Company's initial public offering for an aggregate of $57,500 through the Company's directed share program.


Item 4.  Purpose of the Transaction

          Dr. Tenoso acquired the shares of Common Stock held directly by him for investment purposes. The Options were granted to Dr. Tenoso pursuant to the Omnibus Plan as incentive compensation. While acting in accordance with the Company's Insider Trading Policy, Dr. Tenoso may acquire or dispose of securities of the Company, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Company by Dr. Tenoso, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

          Except for the foregoing and as disclosed below, Dr. Tenoso has no present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

          (a) Dr. Tenoso is the beneficial owner of 845,613 shares of Common Stock (5.6%). Dr. Tenoso directly holds 7,500 shares of Common Stock and beneficially owns 838,113 shares of Common Stock through Options issued under his employment agreement and under the Omnibus Plan which are exercisable within 60 days of the date of this filing. Options held by Dr. Tenoso relating to an additional 12,000 shares of Common Stock will vest on March 10, 1998.

          The number of shares beneficially owned and the percentage of outstanding shares presented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership of Dr. Tenoso is based on 14,159,900 outstanding shares of Common Stock on March 7, 1997, as reported by the Company in its Preliminary Proxy Statement filed March 14, 1997.

          (b) Dr. Tenoso has the sole power to vote and to direct the voting of and the sole power to dispose and direct the disposition of the 7,500 shares of Common stock held directly by him. In addition, upon the exercise, if any, of the Options, Dr. Tenoso will have the sole power to vote and direct the voting of and the sole power to dispose and direct the disposition of the shares of Common Stock underlying the Options.

          (c) On February 25, 1997, pursuant to the Omnibus Plan, Dr. Tenoso was granted options to purchase 46,875 shares of Common Stock at the then fair market value. Such options were fully vested upon grant.

               On February 27, 1996, Dr. Tenoso was granted options to purchase 60,000 shares of Common Stock at the then fair market value. Such options vested over four years, but were eligible for accelerated vesting based on the Company obtaining certain financial objectives. On February 27, 1997, pursuant to the terms of the option grant and the Company obtaining its financial objectives, these options became fully vested.
          (d)  Not applicable.
          (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          Dr. Tenoso is a participant under the Company's Omnibus Plan pursuant to which he may be granted options or other stock awards from time to time.

Item 7.  Material to be Filed as Exhibits
          None



SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 20, 1997

                                           /s/ Harold J. Tenoso, Ph.D.
                                     						___________________________
                                    							HAROLD J. TENOSO, Ph.D.